SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-1

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               AGL RESOURCES INC.
                            ATLANTA GAS LIGHT COMPANY
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia  30308
             (Name of company or companies filing this statement and
                     address of principal executive offices)




                               AGL RESOURCES INC.
                            ATLANTA GAS LIGHT COMPANY
                         c/o James S. Thomas, Jr., Esq.
                            ATLANTA GAS LIGHT COMPANY
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia  30308
                           Telephone:  (404) 584-4000
                   (Names and addresses of agents for service)

                           Copies to:

James M. Cotter, Esq.                  Michael P. Graney, Esq.
Simpson Thacher & Bartlett             Mark S. Tibberts, Esq.
425 Lexington Avenue                   Simpson Thacher & Bartlett
New York, New York  10017              1 Riverside Plaza, 9th Floor
Telephone:  (212) 455-2000             Columbus, Ohio  43215
                                       Telephone:  (614) 461-7799

                                  Introduction

          Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding

Company Act of 1935 (the "1935 Act"), AGL Resources Inc., a Georgia corporation

("Holding Company"), hereby applies for the approval of the Securities and

Exchange Commission (the "Commission") to acquire, through a merger of Holding

Company's wholly-owned subsidiary AGL Merger Co., a Georgia corporation

("Merger-Sub"), with Atlanta Gas Light Company, also a Georgia corporation

("AGL"): (i) all of the outstanding shares of common stock of AGL; and (ii)

indirectly all of the outstanding shares of common stock of Chattanooga Gas

Company, a Tennessee corporation and a wholly-owned subsidiary of AGL

("Chattanooga").  In addition, Holding Company hereby applies pursuant to

Section 3(a)(1) of the 1935 Act for an order exempting Holding Company, and each of its subsidiary companies as such, from all provisions of the 1935 Act

(except for Section 9(a)(2) thereof); and AGL hereby applies, pursuant to

Section 3(a)(2) of the 1935 Act, for an order exempting AGL, and each of its subsidiary companies as such, from all provisions of the 1935 Act (except for

Section 9(a)(2) thereof).



Item 1.  Description of Proposed Transaction.

A.   Parties

          Both AGL and Chattanooga are "gas utility companies" as defined under

Section 2(a)(4) of the 1935 Act.  AGL supplies natural gas distribution and transportation service to the public in central, northwest, northeast and southeast Georgia, with the majority of its customers located in the metropolitan Atlanta area.  In providing this service, AGL is subject to regulation by the Georgia Public Service Commission ("GPSC") under Title 46 of the Official Code of Georgia, Annotated.  Chattanooga supplies natural gas service to customers in Chattanooga and Cleveland, Tennessee, and surrounding portions of Hamilton County and Bradley County.  In providing this service,

Chattanooga is subject to regulation by the Tennessee Public Service Commission

("TPSC") under Title 65 of the Tennessee Code Annotated.

          By virtue of its ownership of Chattanooga, AGL is a "holding company"

for the purposes of the 1935 Act.  However, pursuant to Section 3(a)(2) of the

1935 Act and Rule 2 thereunder, AGL is not regulated as a "holding company" and is exempt from all of the 1935 Act's provisions, except Section

9(a)(2).<F1>

          AGL also has a number of subsidiaries that are not "public utility companies" for purposes of the 1935 Act.  These include:  (i) Georgia Gas

Service Company, a Georgia corporation that provides liquified petroleum gas service to customers in Georgia and Alabama; (ii) Georgia Gas Company, a

Georgia corporation with working interests in gas production activities; (iii)

Georgia Energy Company, a Georgia corporation that provides natural gas vehicle conversion services; and (iv) Trustees' Investments, Inc., a Georgia corporation in the business of real estate development.  The operations of

AGL's subsidiaries that are not "public utility companies" contributed $881,000 to AGL's aggregate after-tax net income in fiscal year 1995.

          AGL's current corporate structure is as follows:



                           CURRENT CORPORATE STRUCTURE

          [Graph omitted from electronic filing.  The omitted graph represents a tree diagram of the current corporate structure, with Atlanta Gas Light

Company as the parent of the following companies:  (i) AGL Investments, Inc.,

(ii) Georgia Gas Service Company, (iii) Georgia Gas Company, (iv) Georgia

Energy Company, (v) Trustees Investments, Inc., (vi) Georgia Engine Sales &

Service Company (inactive), (vii) Georgia Natural Gas Company (inactive),

(viii) AGL Energy Services, Inc., (ix) Peachtree Pipeline Company (inactive),

(x) Chattanooga Gas Company, and (xi) AGL Resources Inc. (with its wholly-owned subsidiary, AGL Merger Co.).]

          Holding Company and Merger-Sub were incorporated in Georgia on

November 27, 1995 for the purpose of carrying out the proposed transactions described in this application.  Holding Company is a direct, wholly-owned subsidiary of AGL, and Merger-Sub is a direct, wholly-owned subsidiary of

Holding Company.  Neither Holding Company nor Merger-Sub owns any utility assets or currently is a "holding company" for the purposes of the 1935 Act.



B.   The Proposed Restructuring

          AGL proposes to form a holding company structure pursuant to an

Agreement and Plan of Merger to be entered into among AGL, Holding Company and

Merger-Sub (the "Plan of Merger"), a copy of which is filed as Exhibit B-1 hereto.  Under the terms of the Plan of Merger, a newly formed subsidiary of

Holding Company, Merger-Sub, would be merged (the "Merger") with and into AGL,

and each outstanding share of common stock of Merger-Sub would be converted into one share of common stock, par value $5 per share, of AGL (collectively,

the "AGL Stock").  In addition, pursuant to the Merger, each outstanding share of AGL Stock would be converted into one share of common stock, par value $5 per share, of Holding Company.  Upon consummation of the Merger, each person that would own AGL Stock immediately prior to the Merger would own a corresponding number of the outstanding shares of common stock of Holding

Company, and Holding Company would own all of the outstanding AGL Stock.

          Subsequent to the Merger, AGL would transfer to Holding Company,

by stock dividend or otherwise, the common stock of all of its subsidiaries other than Chattanooga, with the result that all such subsidiaries (with the exception of AGL Energy Services, Inc., which would be a direct subsidiary of Holding Company) would become subsidiaries of a separate wholly-owned subsidiary of Holding Company.  AGL would continue to own all of the outstanding common stock of Chattanooga. The corporate structure, immediately after the consummation of all of the above transactions (such transactions,

including the Merger, collectively, the "Restructuring"), would be as follows:

                       PROPOSED HOLDING COMPANY STRUCTURE

          [Graph omitted from electronic filing.  The omitted graph represents a tree diagram of the post-merger corporate structure, with AGL Resources Inc.

as the parent of the following companies:  (i) AGL Investments, Inc. (with its wholly-owned subsidiaries, Georgia Gas Service Company, Georgia Gas Company,

Georgia Energy Company and Trustees Investments, Inc.), (ii) Atlanta Gas Light

Company (with its wholly-owned subsidiary, Chattanooga Gas Company) and (iii)

AGL Energy Services, Inc.]

          Prior to the Restructuring, Holding Company would apply to have its common stock listed on the New York Stock Exchange, Inc. (the "NYSE").  It is

anticipated that the common stock of Holding Company would be listed and traded on such stock exchange upon consummation of the Restructuring, whereupon

Holding Company would be required to file reports with the Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934

Act").  The AGL Stock would cease to be listed on the NYSE following the

Restructuring.

          The consummation of the Merger pursuant to the Plan of Merger is subject to various conditions.  These conditions include "all of the regulatory approvals and exemptions necessary, appropriate or desirable to be obtained prior to effectuating the Merger and the Restructuring," which include the approval of the Commission under Section 9(a)(2) of the 1935 Act, the granting by the Commission of exemptions under Sections 3(a)(1) and 3(a)(2) of the 1935

Act as requested in this application, and the approval of the GPSC.  The Plan of Merger also is subject to approval by the affirmative vote of a majority of the outstanding shares of AGL Stock at AGL's 1996 annual meeting of shareholders to be held in early 1996.

          Holding Company will be filing with the Commission, concurrently with its filing of this application, a Registration Statement on Form S-4 (the

"Registration Statement") under the Securities Act of 1933, as amended.  The

Prospectus and Proxy Statement contained in the Registration Statement, a copy of which is filed herewith as Exhibit C-1, is being filed for the purpose of

(i) registering the shares of common stock of Holding Company to be issued in exchange for the AGL Stock pursuant to the Merger and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of

AGL's common shareholders.



C.   Purpose and Anticipated Effects of the Restructuring

          1.   Purpose

          The principal purpose of the Restructuring is to establish a more appropriate corporate structure to operate more efficiently in the evolving energy marketplace.  The holding company structure that AGL would adopt as a result of the Restructuring should result in greater financial, managerial and organizational flexibility, placing AGL in a better position to adapt to the changing gas utility industry and to meet and take advantage of future challenges and opportunities, particularly in unregulated businesses.  This flexibility would, in turn, permit more easily the establishment of a broad base of income generation from related unregulated business activities that should enhance the overall strength of AGL's enterprises.  At the same time,

the holding company structure would provide a mechanism for protecting the utility business and utility customers of AGL and Chattanooga from the risks involved in non-utility ventures.

          2.   Anticipated Effects

          The Restructuring would have no effect, adverse or otherwise, upon the gas utility operations of AGL and Chattanooga.  The Restructuring would cause no real change in ownership or management of AGL or Chattanooga and would not result in a transfer or acquisition of any utility asset. Moreover, AGL's natural gas distribution and transportation business is expected to constitute the predominant part of Holding Company's earning power for the foreseeable future.

          Even though their utility operations would not be affected, a number of benefits would accrue to AGL and Chattanooga and their customers and shareholders as a result of the Restructuring.  AGL's adoption of a holding company corporate structure would: (i) allow AGL's affiliates more easily to participate in non-utility businesses and to compete with non-regulated companies in providing energy-related services;  (ii) permit the use of financing techniques that are more directly suited to the particular requirements, characteristics and risks of unregulated operations without affecting the capital structure or creditworthiness of AGL; (iii) increase financial flexibility by allowing the design and implementation of capitalization ratios appropriate for the capital and business requirements of each subsidiary; (iv) by separating the operations of regulated and unregulated businesses, provide a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business; and (v) provide legal protection against the imposition of liability on regulated utilities for the results of unregulated business activities.

          Because of these benefits, the holding company structure is a highly desirable form of conducting regulated and unregulated businesses within the same corporate group.  In addition, a holding company structure is preferred by the investment community because it is easier to analyze and value the individual lines of business of an organization with such a structure.

          The Restructuring would have no material effect on the rights of holders of AGL Stock, with the exception that, after the Restructuring, the articles of incorporation and by-laws of Holding Company would contain certain anti-takeover provisions which are not presently contained in AGL's articles of incorporation or by-laws.<F2>

          Each class of preferred stock of AGL (collectively, the "AGL

Preferred Stock") and all indebtedness of AGL will remain securities and obligations of AGL following the Restructuring.  Consequently, the holders of

AGL's debt securities and the AGL Preferred Stock would not be affected by the

Restructuring.  No stockholder or holder of debt securities of Chattanooga would be affected by the Restructuring.  Chattanooga currently has no outstanding preferred stock or publicly-held indebtedness.



D.   Additional Information

          No associate company or affiliate of Holding Company or AGL, or any affiliate of any associate company of Holding Company or AGL, has any direct or indirect material interest in the proposed transaction except as stated herein.

          For further information, reference is made to the financial statements and other information in Exhibits G-1 through G-5 hereto.



Item 2.  Fees, Commissions and Expenses.

          The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the

Restructuring, by the applicants or any associate company of either applicant,

will be set forth in Exhibit I-1 hereto, to be filed by amendment.



Item 3.  Applicable Statutory Provisions.

          Sections 9(a)(2) and 10 of the 1935 Act are applicable to the

Restructuring.  The Restructuring would result in Holding Company's owning,

directly or indirectly, all of the outstanding voting securities of two "public utility companies", AGL and Chattanooga; and Section 9(a)(2) of the 1935 Act

requires Commission approval before any person may acquire, directly or indirectly, more than 5% of the outstanding voting securities of more than one

"public utility company".<F3>  The standards for approval of a transaction under Section 9(a)(2) of the 1935 Act are set forth in Section 10(b) and (c) of the 1935 Act.

          Sections 3(a)(1) and 3(a)(2) of the 1935 Act are also applicable.

Upon effectuation of the Restructuring, Holding Company would become a "holding company" for purposes of the 1935 Act because of its direct and indirect ownership of all of the voting securities of AGL and Chattanooga, respectively,

both of which are "public utility companies" under the 1935 Act.  In addition,

AGL would continue to be a "holding company" because of its continued ownership of all of Chattanooga's voting securities.  Consequently, in order to avoid registered holding company status under the 1935 Act, in this application

Holding Company has requested that the Commission, by order, grant it an exemption pursuant to Section 3(a)(1) of the 1935 Act; and AGL has requested that the Commission, by order, grant it an exemption under Section 3(a)(2) of the 1935 Act.<F4>

          For the reasons explained below, the Commission should grant approval of the Restructuring pursuant to Section 9(a)(2) of the 1935 Act based upon the transaction's compliance with the applicable standards of Section 10(b) and (c)

thereunder.  In addition, for the reasons described below, the Commission should by order: (i) grant Holding Company an exemption pursuant to Section

3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for

Section 9(a)(2) thereof); and (ii) grant AGL an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof).



A.   Approval of the Restructuring under Section 9(a)(2)

          As noted above, the standards to obtain approval under Section

9(a)(2) of the 1935 Act are contained at Section 10(b) and (c) thereunder. For the reasons explained below, the Restructuring should be found to meet these standards.

          1. Section 10(b)

          Section 10(b) of the 1935 Act requires the Commission to approve the

Restructuring pursuant to Section 9(a)(2) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

AGL and Holding Company respectfully submit that no adverse finding should be made under any of these paragraphs.



          a.   Detrimental "Interlocking Relations" or "Concentration of

               Control"

          The Restructuring merely involves the formation of a holding company over AGL and its subsidiaries.  No "public utility company" other than AGL and

Chattanooga would be involved in the Restructuring. In addition, the relationship between AGL and Chattanooga would not be changed as a result of the Restructuring, and both AGL and Chattanooga would continue their utility operations in essentially the same manner as prior to the Restructuring.

Consequently, the Restructuring should not, within the meaning of Section

10(b)(1), be deemed to "tend towards interlocking relations . . . of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

          For the same reasons, the Restructuring should not, within the meaning of Section 10(b)(1), be deemed to tend toward any "concentration of control of public utility companies" that might be detrimental to the public interest, consumers, or investors.  The Restructuring would not involve the acquisition of any utility assets not already owned, directly or indirectly, by

AGL and "will therefore have no effect on the concentration of control of public utility companies."  Wisconsin Energy Corp., Holding Co. Act Release No.

24267, 37 SEC Docket 296, 300 (1986).



          b.   Fairness of Consideration and Fees

          Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired.  As discussed above, the Restructuring would involve the merger of

AGL with a subsidiary of the newly formed Holding Company, the result of which would effectively convert each share of AGL Stock into a share of Holding

Company common stock.  Because the proportion of each shareholder's ownership will be unchanged, the consideration is fair and reasonable. See Wisconsin

Energy Corp., 37 SEC Docket at 300.

          As stated in Item 2. above, an estimate of the fees and expenses to be paid in connection with the Restructuring will be filed as Exhibit I-1 by amendment hereto.  Such fees and expenses will be reasonable and customary for a transaction of this kind and will not be material when measured against AGL's consolidated book value or the earning capacity of its assets.

          c.   Complication of Capital Structure

          Section 10(b)(3) of the 1935 Act requires the Commission to determine if the transaction will unduly complicate the capital structure of the holding company, or will be detrimental to the public, investors or consumers.  No such effect would result from the Restructuring.

          The Restructuring would not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the holding company system to be established.  Pursuant to the

Restructuring, Holding Company would acquire all of the common stock of AGL.

No minority common stock interest in AGL would remain, and the existing debt and senior equity securities of AGL would be unaffected.  Moreover, control of the system would remain in the hands of the existing holders of AGL Stock, who would become the common shareholders of Holding Company.  Consequently, as the

Commission has found in similar circumstances, the Restructuring would not result in any complexity of capital structure contrary to Section 10(b)(3).

See, e.g., CIPSCO, Inc., Holding Co. Act Release No. 25152, 47 SEC Docket 174,

178 (1990); Wisconsin Energy Corp., 37 SEC Docket at 300.



          2. Section 10(c)

          The relevant provisions of Section 10(c) of the 1935 Act state that the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which is . . . detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

AGL and Holding Company respectfully submit that an adverse decision should not be made under either of these paragraphs.

          a.   Significant Benefits

          Section 10(c)(1) prohibits an acquisition of securities which is

"detrimental to the carrying out of the provisions of Section 11."  For the purposes of the Commission's review of a proposed holding company formation,

the relevant provision of Section 11 is Section 11(b)(2), which requires the

Commission to find that "the corporate structure . . . of any company in the holding company system does not unduly or unnecessarily complicate the structure . . . of such holding company system."  "The Commission has construed this requirement, in the context of the formation of a new holding company over an existing public utility, to mean that the structural change must result in significant benefits to the holding company system."  CIPSCO Inc.,

47 SEC Docket at 178.

          As discussed above in paragraph C.2. of Item 1, the holding company structure resulting from the proposed reorganization would yield significant benefits.  In short, it would among other things: (i) facilitate the enterprise's participation in unregulated businesses; (ii) better insulate

AGL's and Chattanooga's utility ratepayers from the risks and costs associated with business activities of unregulated subsidiaries; (iii)

enhance managerial accountability for separate business activities;

and (iv) permit the use of financing techniques that are more directly suited to the particular requirements, characteristics and risks of unregulated and non-utility operations without affecting the capital structure or creditworthiness of AGL or Chattanooga.  In cases involving similar corporate reorganizations, the Commission has held that the existence of these kinds of potential benefits satisfies the statutory standard of Section 10(c)(1).  See, e.g., CIPSCO, Inc.,

47 SEC Docket at 178-79.


          b.   Economies and Efficiencies of an Integrated System

          Section 10(c)(2) of the 1935 Act requires that a transaction serve the public interest by tending towards the economical and efficient development of an integrated public utility system. As explained below, the Restructuring would result in the economical and efficient development of AGL's and

Chattanooga's existing integrated system.

                    (1)  Economies and Efficiencies

          In addition to the benefits referred to above in paragraph A.2.a. of this Item, a number of economies and efficiencies would result from the holding company structure.  As the Commission has found in analogous cases, a holding company structure permits adjustments of a utility's capital ratios to appropriate levels through dividends to, or equity investments from, the holding company.  See, e.g., WPL Holdings, Inc., Holding Co. Act Release No.

25377, 49 SEC Docket 1255, 1257 (1991).  This ability to adjust the components of AGL's capital structure would also increase general financial flexibility,

allowing AGL to take advantage of more attractive financing opportunities that might not otherwise be available.  See CIPSCO Inc., 47 SEC Docket at 179.

          The flexibility associated with a balanced capital structure permits the issuance of various types of securities under any conditions and thus increases the potential for cost reduction.  As the Commission has noted in similar circumstances, "(l)ower-cost financing can enhance efficient utility operations and benefit ratepayers and senior security holders."  KU Energy

Corp., Holding Co. Act Release No. 25409, 50 SEC Docket 294, 296 (1991).

          The Restructuring should also help to broaden the holding company system's financial base and its investment appeal by reducing the system's dependence on its utility operations.  This diversity should also increase financing alternatives and efficiencies, since financing may be tailored to the specific needs and circumstances of the individual utility and non-utility businesses.

          The holding company structure would also tend to insulate AGL's and

Chattanooga's customers and AGL's security holders from the risks of unregulated businesses by allowing the enterprise to pursue such businesses through newly created subsidiaries of Holding Company.  This reduced risk exposure should enable AGL to raise new preferred and debt capital at a lower cost than might be possible if unregulated businesses were direct subsidiaries of AGL.  As the Commission has stated in similar circumstances, "(t)he insulation of the utility businesses . . . from any risks of diversification and the resulting lower costs should tend toward more efficient and economical operation of the utility businesses . . . ."  CIPSCO, Inc., 47 SEC Docket at

180.

          The Commission has noted in analogous cases that these kinds of financial and organizational advantages satisfy Section 10(c)(2).  See WPL

Holdings, Inc., 49 SEC Docket at 1257-58.  Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable."  American Elec. Power Co., 46 SEC 1299, 1322 (1978).  In this case, the Restructuring promises to provide significant financial and organizational advantages, and the resulting substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2).



                    (2)   Integrated Public Utility System

          The Commission has held that the economical and efficient development of an existing integrated system satisfies the requirements of Section 10(c)(2)

of the 1935 Act. See WPL Holdings, Inc., 49 SEC Docket at 1257.  The gas

utility system of AGL and Chattanooga is presently "integrated" within the meaning of Section 2(a)(29) of the 1935 Act and would remain so after the

Restructuring.  Consequently, no adverse finding under Section 10(c)(2) should be made.

          3.   Section 10(f)

          Section 10(f) provides that

          The Commission shall not approve any acquisition . . . under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11 . . . .

          The Restructuring is conditioned on full compliance with the laws of

Georgia.   AGL has filed an application with the GPSC, a copy of which is filed as Exhibit D-1 hereto, and a copy of the GPSC's determination will be filed as

Exhibit D-2 by amendment hereto.  Finally, the Restructuring will be consummated in compliance with other applicable Georgia laws.



B.   The Exemptions under Sections 3(a)(1) and 3(a)(2)

          Following the Restructuring, neither Holding Company nor AGL intends to register as a holding company under the 1935 Act.  As demonstrated below,

Holding Company respectfully submits that it should be granted, by Commission order, an exemption under Section 3(a)(1) of the 1935 Act and AGL should be granted, by Commission order, and thereby retain, an exemption under Section

3(a)(2) of the 1935 Act.



          1.   Section 3(a)(1): Holding Company's Exemption

          Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a

"holding company" if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Holding Company believes that, following the Restructuring, Holding Company would satisfy such requirements. Both Holding Company and AGL would be organized and carry on their business in the state of Georgia, and the operations of the out-of-state utility subsidiary, Chattanooga, should not be considered to represent a "material part" of Holding Company's income.

          Chattanooga would represent only a small part of Holding Company's operations.  As indicated on Exhibit G-4 hereto, Chattanooga accounted for the following percentages of AGL's consolidated utility assets, revenues and pre-tax operating income over the last three fiscal years:

                          FY 1993        FY 1994     FY 1995 <F5>

Total Assets                6.2%           6.4%         6.9%
  (excluding non-utility
  property)



Operating Revenues          6.0%           6.2%         6.2%



Pre-tax Operating           6.0%           5.9%        11.2% <F6>
  Income



          The Commission's prior orders provide guidance as to what is considered "material" for purposes of Section 3(a)(1).  The Commission held that the revenue of a subsidiary that produced 3.3% of the revenue of the consolidated holding company system was not material in Commonwealth Edison

Co., Holding Co. Act Release No. 8331, 28 SEC 172, 173 (1948), while the

Commission held that the income of a subsidiary that produced 10.31% of the consolidated holding company system's income was material in Wisconsin Elec.

Power Co., Holding Co. Act Release No. 8741, 28 SEC 906 (1948).  The income and revenue of Chattanooga will be significantly below the percentage found material in Wisconsin Elec. Power and should not be found to constitute a material part of Holding Company's consolidated income or revenue.

Consequently, Holding Company should be found to meet the objective requirements of Section 3(a)(1).

          Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers."

In assessing whether a proposed exemption is "detrimental", the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See, e.g., KU

Energy Corp., 50 SEC Docket at 299-300; CIPSCO Inc., 47 SEC Docket at

180-81.<F7>

          The Commission should here find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the Restructuring.  As discussed above, the Restructuring has been submitted for approval to the GPSC, which will review the Restructuring pursuant to its jurisdiction under Georgia law; and the Commission has relied upon the public policy decisions of state public utility commissions when granting approval of restructuring transactions.  See, e.g., KU Energy Corp.,

50 SEC Docket at 299-300; CIPSCO Inc., 47 SEC Docket at 180-81.  In addition,

as discussed above, both AGL and Chattanooga would continue to be regulated under the state utility laws of Georgia and Tennessee, respectively, and the

GPSC and TPSC have the authority to insure that the unregulated affiliates of

AGL and Chattanooga would not become detrimental to the operations of such utilities.  For example, pursuant to such laws, the GPSC and TPSC may disallow,

for ratemaking purposes, any excessive costs shifted to the utility from non-

regulated companies or the value of any property improperly acquired by the utility.



          2.   Section 3(a)(2): AGL's Exemption

          Section 3(a)(2) of the 1935 Act provides an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

          such holding company is predominately a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto.

The Commission has generally held that a holding company is "predominately a public-utility company" as long as the gross revenues of its utility subsidiaries are not more than approximately 25% of the gross revenues of the holding company. See Wisconsin Energy Corp., 37 SEC Docket at 296.

          AGL meets the requirements for this exemption.  Chattanooga's gross revenues are below 25% of AGL's gross revenues, as shown in the chart in the preceding section (paragraph B.1. of this Item); and AGL's utility operations are exclusively conducted in the state in which it is organized,

Georgia.<F8>  In addition, as discussed above, based upon state utility regulation of AGL and Chattanooga, Holding Company respectfully submits that the Commission should not find that the granting of this exemption would be detrimental to the public interest.



Item 4.  Regulatory Approval.

          The Restructuring will require the approval of the GPSC.  A copy of the Application to the GPSC is filed as Exhibit D-1 hereto, and a copy of the

GPSC's determination pursuant thereto will be filed as Exhibit D-2 by amendment hereto.  No other state or Federal commission has jurisdiction over the

Restructuring.



Item 5.  Procedure.

          Both Holding Company and AGL respectfully request the Commission to issue and publish promptly the requisite notice under Rule 23 with respect to the filing of this application, to provide for the filing of comments in a time frame that permits the Commission to enter an order granting and permitting this application to become effective on or before January 29, 1996, before

AGL's 1996 Annual Meeting of Shareholders.  A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1.

          Holding Company and AGL do not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.  Holding Company and AGL request that the Commission's order become effective immediately upon the entry thereof.  Holding Company and AGL both consent to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.



Item 6.  Exhibits and Financial Statements.

          Financial statements of Holding Company are not included because it has no assets and has not engaged in any business operations.  Pro forma financial statements of AGL and Chattanooga are not included because the

Restructuring will have no effect on the financial statements of such companies.


NO.         DESCRIPTION                                             METHOD OF FILING
A-1         Articles of Incorporation of Holding Company            Filed herewith


A-2         Form of Bylaws of Holding Company                       Filed herewith

A-3         Charter of AGL (as amended through February 20,         Incorporated herein by reference to Exhibit
            1990)                                                   3(a), Registration Statement No. 33-52752

A-4         Articles of Amendment to the Articles of                Incorporated herein by reference to Exhibit
            Incorporation (Charter) of AGL (filed on October        3(b) to AGL's Form 10-K Report for the fiscal
            9, 1992, with the Secretary of State of the State       year ended September 30, 1992
            of Georgia)

A-5         Articles of Correction to the Charter of AGL            Incorporated herein by reference to Exhibit
            (filed on October 16, 1992, with the Secretary of       3(c) to AGL's Form 10-K Report for the fiscal
            State of the State of Georgia)                          year ended September 30, 1992

A-6         Articles of Amendment to the Articles of                Incorporated herein by reference to Exhibit 3
            Incorporation (Charter) of AGL (filed on February       to AGL's Form 10-Q Report for the quarter
            22, 1993, with the Secretary of State of the State      ended March 31, 1993
            of Georgia)

A-7         By-Laws of AGL (as amended through February 2,          Incorporated herein by reference to Exhibit
            1990)                                                   4.2 to AGL's Form 10-Q Report for the quarter
                                                                    ended March 31, 1990

B-1         Form of Plan of Merger                                  Filed herewith

C-1         Form S-4 Registration Statement of AGL Resources        Incorporated herein by reference to the Form
            Inc.                                                    S-4 Registration Statement of AGL Resources
                                                                    Inc. filed concurrently herewith

C-2         Prospectus and Proxy Statement                          Included in the Form S-4 Registration
                                                                    Statement incorporated by reference as
                                                                    Exhibit C-1

D-1         Application to the GPSC, dated November 27, 1995        Filed herewith

D-2         Determination of the GPSC                               To be filed by amendment

E-1         Map showing combined service area of AGL and            Filed herewith
            Chattanooga

F-1         Preliminary opinion of counsel                          To be filed by amendment

F-2         "Past-tense" opinion of counsel                         To be filed by amendment


G-1         Consolidated Balance Sheet of AGL as of September       Incorporated by reference to AGL's Annual
            30, 1994 and Consolidated Statements of Common          Report for the fiscal year ended September
            Stock Equity, Income and Cash Flows for the three       30, 1994
            fiscal years ended September 30, 1994

G-2         Consolidated Balance Sheet of AGL (unaudited) as        Filed herewith
            of September 30, 1995 and Consolidated Statements
            of Income and Cash Flows of AGL (unaudited) for
            the fiscal year ended September 30, 1995.

G-3         Statement of Operating Revenues, Pre-tax Operating      Filed herewith
            Income and Total Assets (excluding non-utility
            property) of AGL (consolidated) and Chattanooga
            (unaudited) for the three fiscal years ended
            September 30, 1995

G-4         Form U-3A-2, "Statement of Holding Company              Incorporated herein by reference to
            Claiming Exemption under Rule U-3A-2 from the           the Form U-3A-2 dated February 28,
            Provisions of the Public Utility Holding Company        1995 filed by AGL (File No. 69-348)
            Act of 1935," dated February 28, 1995, filed by
            AGL (File No. 69-348)

G-5         Consolidated Balance Sheet of Chattanooga               To be filed by amendment
            (unaudited) as of September 30, 1995 and
            Consolidated Statements of Common Stock Equity,
            Income and Cash Flows of Chattanooga (unaudited)
            for the three fiscal years ended September 30,
            1995; Consolidated Statement of Common Stock
            Equity of AGL (unaudited) for the fiscal year
            ended September 30, 1995

H-1         Form of Notice                                          Filed herewith

I-1         Fees, Commissions and Expenses   To be filed by amendment

Item 7.  Information as to Environmental Effects.

                 Holding Company and AGL do not believe that the Restructuring would involve a "major federal action" nor would it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(c)

of the National Environmental Policy Act.  The only federal actions related to the Restructuring pertain to the Commission's declaration of the effectiveness of the Registration Statement and the Commission's approval of this application and granting of the exemptions requested herein.  The Restructuring would not result in changes in the operations of AGL or Chattanooga that would have any impact on the environment.  No Federal agency has prepared or is preparing an environmental impact statement with respect to the Restructuring.

                                   SIGNATURES


                 Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   AGL Resources Inc.


Date:  November 27, 1995           By:       /s/ David R. Jones

                                             David R. Jones, President and
                                             Chief Executive Officer
                                             (Signature and printed name
                                             and title of signing officer)


                                   Atlanta Gas Light Company


Date:  November 27, 1995           By:       /s/ David R. Jones

                                             David R. Jones, President and
                                             Chief Executive Officer
                                             (Signature and printed name
                                             and title of signing officer)

____________________
[FN]
<F1> Section 3(a)(2) makes available an exemption to any holding company predominantly a public utility company whose operations as such do not extend beyond its state of organization and states contiguous thereto; while Rule 2 permits a holding company to claim this exemption by the annual filing of Form U-3A-2 under the 1935 Act annually prior to March 1 of each year. A copy of AGL's Form U-3A-2 for 1995 is filed as Exhibit G-4 hereto.

<F2> The principal differences between the rights of the holders of common shares of Holding Company and the rights of the holders of AGL Stock would be that: (i) the board of directors of Holding Company will be classified into three classes of directors; (ii) the consent of holders of 100% of common shares of Holding Company (compared to 50% of AGL's common shares) will be necessary in order for the such shareholders to call a special meeting of the shareholders of Holding Company; (iii) any vacancies on Holding Company's board of directors may only be filled pursuant to a resolution of Holding Company's board of directors; (iv) Holding Company's board of directors pursuant to Holding Company's articles of incorporation will be permitted to consider various constituencies in addition to Holding Company's common shareholders in determining what is believed to be in the best interests of Holding Company; (v) Holding Company will be authorized to issue significantly more shares of common stock than AGL; and (vi) Holding Company's common shareholders will not have any preemptive rights with respect to future issuances of Holding Company common stock. In addition, the board of directors of Holding Company is considering the adoption of a shareholders rights plan following the effective time of the Merger. With the exception of these differences, the rights of the holders of common shares of Holding Company would not be materially different from the rights of the holders of AGL Stock.

<F3> The Commission's Staff has, however, supported creation of an exemption from this approval requirement for internal corporate restructurings. In a recent report concerning the 1935 Act, the Commission's Division of Investment Management recommended that the Commission "consider ways to exempt from sections 9(a) and 10 transactions that involve only reorganization of existing utility assets". Division of Investment Management, The Regulation of Public Utility Holding Companies at p. 76 (June 1995).

<F4> AGL currently holds an exemption pursuant to Section 3(a)(2) of the 1935
     Act and Rule 2 thereunder.


<F5> AGL's fiscal year ends on September 30.

<F6> Chattanooga's pre-tax operating income represented 11.2% of AGL's consolidated pre-tax operating income in FY 1995 because of certain nonrecurring restructuring charges. Absent these nonrecurring charges, Chattanooga's pre-tax operating income in FY 1995 would have been 6.5% of AGL's consolidated pre-tax operating income.

<F7> Furthermore, the Commission Staff has stated its support for greater flexibility in the administration of existing exemptions in consultation and cooperation with state regulators. See Division of Investment

     Management, The Regulation of Public Utility Holding Companies, supra, at 119-20.

<F8> Moreover, AGL currently holds an exemption under Section 3(a)(2) of the
     1935 Act pursuant to a filing under Rule 2 thereunder. The Restructuring would not alter AGL's qualifications for such exemption.

                                  EXHIBIT INDEX


NO.  DESCRIPTION                         DESIGNATIONS (IF ANY)

A-1    Articles of Incorporation of
       Holding Company

A-2    Form of Bylaws of Holding
       Company

B-1    Form of Plan of Merger

D-1    Application to the GPSC, dated
       November 27, 1995

E-1    Map showing combined service              P
       area of AGL and Chattanooga

G-2    Consolidated Balance Sheet of
       AGL (unaudited) as of September
       30, 1995 and Consolidated
       Statements of Income and Cash
       Flows of AGL (unaudited) for the
       fiscal year ended September 30,
       1995.

G-3    Statement of Operating Revenues,
       Pre-tax Operating Income and
       Total Assets (excluding non-
       utility property) of AGL
       (consolidated) and Chattanooga
       (unaudited) for the three fiscal
       years ended September 30, 1995

H-1    Form of Notice